Exhibit 99.39

LARGO RESOURCES LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Expressed in thousands / 000’s of U.S. dollars)

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position		1

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		2

Condensed Interim Consolidated Statements of Changes in Equity		3

Condensed Interim Consolidated Statements of Cash Flows		5

Notes to the Unaudited Condensed Interim Consolidated Financial Statements		6

1)	Nature of operations	6

2)	Statement of compliance	6

3)	Change in functional and presentation currency	6

4)	Basis of preparation, significant accounting policies, and future accounting changes	7

5)	Change in presentation currency	8

6)	Amounts receivable	10

7)	Inventory	10

8)	Vanadium products	10

9)	Mine properties, plant and equipment	11

10)	Leases	12

11)	Accounts payable and accrued liabilities	12

12)	Debt	12

13)	Issued capital	13

14)	Equity reserves	14

15)	Earnings (loss) per share	15

16)	Taxes	16

17)	Related party transactions	16

18)	Segmented disclosure	17

19)	Commitments and contingencies	20

20)	Financial instruments	21

21)	Revenues	23

22)	Expenses	23

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
	Notes	September 30, 2020	December 31, 2019	January 1, 2019
			Restated (notes 3, 5)	Restated (notes 3, 5)
Assets
Current Assets
Cash		$74,895	$127,499	$151,388
Restricted cash		—	76	15
Amounts receivable	6	13,824	6,150	45,932
Inventory	7	35,870	17,981	10,552
Vanadium products	8	—	3,258	—
Prepaid expenses		3,488	1,632	2,460
Total Current Assets		128,077	156,596	210,347
Non-current Assets
Deferred income tax	16(b)	6,143	10,571	13,863
Mine properties, plant and equipment	9	137,879	190,494	181,685
Total Non-current Assets		144,022	201,065	195,548
Total Assets		$272,099	$357,661	$405,895
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	$9,607	$77,741	$24,570
Deferred revenue		8,672	—	—
Current portion of provisions		339	475	307
Debt	12	24,788	—	86,100
Total Current Liabilities		43,406	78,216	110,977
Non-current Liabilities
Provisions	19	5,857	7,342	6,509
Total Non-current Liabilities		5,857	7,342	6,509
Total Liabilities		49,263	85,558	117,486
Equity
Issued capital	13	398,765	396,026	378,859
Equity reserves	14	21,405	21,448	26,308
Accumulated other comprehensive loss		(118,550)	(66,501)	(63,634)
Deficit		(78,784)	(78,870)	(53,124)
Total Equity		222,836	272,103	288,409
Total Liabilities and Equity		$272,099	$357,661	$405,895

Commitments and contingencies	9, 19

Unaudited Condensed Interim Consolidated Financial Statements For The Three and Nine Months Ended September 30, 2020 and 2019

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		Three Months ended September 30,		Nine Months ended September 30,
	Notes	2020	2019	2020		2019
			Restated			Restated
			(notes 3, 5)			(notes 3, 5)
Revenues	21	$27,474	$24,131	$77,733		$79,299
Other gains (losses)	8	—	567	1,636		567
		27,474	24,698	79,369		79,866
Expenses
Operating costs	22	(20,977)	(23,673)	(56,786)		(70,271)
Professional, consulting and management fees		(2,094)	(3,188)	(5,026)		(7,276)
Foreign exchange gain (loss)		557	(3,274)	(11,636)		(6,189)
Other general and administrative expenses		(643)	(375)	(2,302)		(2,308)
Share-based payments	14	(409)	(1,316)	(1,188)		(3,018)
Finance costs	22	(368)	(44)	(970)		(13,653)
Interest income		126	947	1,082		4,106
Exploration and evaluation costs		(314)	(627)	(843)		(2,225)
		(24,122)	(31,550)	(77,669)		(100,834)
Net income (loss) before tax		$3,352	$(6,852)	$1,700		$(20,968)
Income tax (expense) recovery	16(a)	(421)	724	(421	)(8)
Deferred income tax (expense) recovery	16(a)	(382)	179	(1,399)		(1,690)
Net income (loss)		$2,549	$(5,949)	$(120)		$(22,666)

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized (loss) gain on foreign currency translation		(4,036)	(15,477)	(52,049)		(11,304)
Comprehensive income (loss)		$(1,487)	$(21,426)	$(52,169)		$(33,970)
Basic earnings (loss) per Common Share	15	$0.00	$(0.01)	$(0.00)		$(0.04)
Diluted earnings (loss) per Common Share	15	$0.00	$(0.01)	$(0.00)		$(0.04)
Weighted Average Number of Shares Outstanding (in 000’s)
- Basic		563,781	532,884	562,554		531,284
- Diluted		630,797	532,884	562,554		531,284

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Shareholders’ Equity
Balance at January 1, 2019 (Restated(1))	529,126	$378,859	$26,308	$(63,634)	$(53,124)	$288,409
Grant of share options	—	—	637	—	—	637
Grant of restricted share units	—	—	1,510	—	—	1,510
Share-based payments	—	—	871	—	—	871
Exercise of warrants	3,951	1,027	(714)	—	—	313
Exercise of share options	3,248	2,062	(793)	—	—	1,269
Exercise of restricted share units	783	1,613	(1,613)	—	—	—
Expiry of warrants	—	—	(68)	—	68	—
Expiry of share options	—	—	(968)	—	968	—
Currency translation adjustment	—	—	—	(11,304)	—	(11,304)
Net loss for the period	—	—	—	—	(22,666)	(22,666)
Balance at September 30, 2019 (Restated(1))	537,108	$383,561	$25,170	$(74,938)	$(74,754)	$259,039
Grant of restricted share units	—	—	357	—	—	357
Share-based payments	—	—	179	—	—	179
Exercise of warrants	17,225	12,452	(4,057)	—	—	8,395
Exercise of restricted share units	201	13	(13)	—	—	—
Expiry of warrants	—	—	(2)	—	2	—
Expiry of share options	—	—	(186)	—	186	—
Currency translation adjustment	—	—	—	8,437	—	8,437
Net loss for the period	—	—	—	—	(4,304)	(4,304)
Balance at December 31, 2019 (Restated(1))	554,534	$396,026	$21,448	$(66,501)	$(78,870)	$272,103
Grant of share options	—	—	592	—	—	592
Grant of restricted share units	—	—	293	—	—	293
Share-based payments	—	—	303	—	—	303
Exercise of warrants	8,240	1,648	(351)	—	—	1,297
Exercise of share options	805	626	(209)	—	—	417
Exercise of restricted share units	202	465	(465)	—	—	—
Expiry of warrants	—	—	(159)	—	159	—
Expiry of share options	—	—	(47)	—	47	—
Currency translation adjustment	—	—	—	(52,049)	—	(52,049)
Net loss for the period	—	—	—	—	(120)	(120)
Balance at September 30, 2020	563,781	$398,765	$21,405	$(118,550)	$(78,784)	$222,836

(1).          Refer to notes 3 and 5.

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months ended September 30,		Nine Months ended September 30,
	Notes	2020	2019	2020	2019
			Restated (notes 3, 5)		Restated (notes 3, 5)
Operating Activities
Net income (loss) for the period		$2,549	$(5,949)	$(120)	$(22,666)
Adjustment for Non-cash Items
Other (gains) losses	8	—	(567)	(1,636)	(567)
Depreciation		3,272	5,644	11,771	17,820
Share-based payments	14	409	1,316	1,188	3,018
Unrealized foreign exchange (gain)		(2,196)	(2,457)	(8,126)	(61)
Finance costs	22	368	44	970	13,653
Interest income		(126)	(947)	(1,082)	(4,106)
Income tax expense (recovery)	16(a)	421	(724)	421	8
Deferred income tax expense (recovery)	16(a)	382	(179)	1,399	1,690
Income tax paid		(259)	10	(259)	(901)
Cash Provided (Used) Before Working Capital Items		4,820	(3,809)	4,526	7,888
Change in amounts receivable		(4,548)	210	(10,006)	41,826
Change in inventory		(3,794)	(2,230)	(17,782)	(5,871)
Change in vanadium products		—	(3,314)	5,036	(3,314)
Change in prepaid expenses		(1,556)	3,059	(2,444)	646
Change in accounts payable and accrued liabilities		(1,180)	12,460	(52,251)	54,072
Change in deferred revenue		6,640	—	8,672	—
Net Cash Provided by (Used in) Operating Activities		382	6,376	(64,249)	95,247
Financing Activities
Receipt of debt	12	—	—	24,788	—
Repayment of debt	12	—	(22,365)	—	(92,812)
Debt issue costs, interest and other associated fees paid		—	(1,241)	—	(7,331)
Interest received		126	843	1,065	3,986
Change in restricted cash		—	—	76	15
Issuance of common shares	14	—	1,253	1,714	1,582
Net Cash Provided by (Used in) Financing Activities		126	(21,510)	27,643	(94,560)
Investing Activities
Mine properties, plant and equipment		(4,435)	(11,896)	(13,036)	(32,251)
Net Cash (Used in) Investing Activities		(4,435)	(11,896)	(13,036)	(32,251)
Effect of foreign exchange on cash		607	(1,719)	(2,962)	(3,050)
Net Change in Cash		(3,320)	(28,749)	(52,604)	(34,614)
Cash position — beginning of the period		78,215	145,523	127,499	151,388
Cash Position — end of the period		$74,895	$116,774	$74,895	$116,774

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1)        Nature of operations

Largo Resources Ltd. (the “Company”) is engaged in the acquisition, exploration, development and operation of mining and exploration properties located in Brazil and Canada. Substantially all of the Company’s efforts are devoted to operating the Maracás Menchen Mine and to the sales of vanadium. While the Company’s Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company’s mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange (“TSX”). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2)        Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on November 12, 2020.

3)        Change in functional and presentation currency

Following the election by the Company in 2019, the Company’s off-take agreement with its former off-take partner expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company and a number of its subsidiaries are generating U.S. dollar denominated revenues and incurring U.S. dollar denominated costs from May 1, 2020 onwards. Considering the significance of these revenues and costs to the Company’s activities, the Company has determined that the currency of the primary economic environment in which the below entities operate changed to the U.S. dollar on May 1, 2020.

Entity Name	Functional Currency at March 31, 2020	Functional Currency effective May 1, 2020
Largo Resources Ltd.	Canadian dollar	U.S. dollar
Largo Commodities Holding Ltd.	Euro	U.S. dollar
Largo Commodities Trading Ltd.	Euro	U.S. dollar

The Company and its subsidiaries operate in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company or its subsidiaries operate. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

In addition, the Company changed its presentation currency from the Canadian dollar (“C$”) to the U.S. dollar (“$” or “USD”). This change in presentation currency was made in connection with the changes in functional currency noted above and to better reflect the Company’s current business activities.

The change in functional currency to the U.S. dollar is accounted for prospectively from May 1, 2020. The exchange rates used to translate assets and liabilities to reflect the change in functional currency on adoption is $1 equals C$1.3874 and $1 equals 0.9194 Euros (“EUR”).

Prior period comparative information is restated in U.S. dollars to reflect the change in presentation currency. The financial statements of entities with a functional currency that is not the U.S. dollar have been translated into U.S. dollars in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, as follows:

•                       Assets and liabilities have been translated into U.S. dollars using period-end exchange rates of:

•                       January 1, 2019: $1 equals C$1.3620 and $1 equals 3.8748 Brazilian reals (“BRL”).

•                       December 31, 2019: $1 equals C$1.3023, $1 equals 0.8902 EUR and $1 equals 4.0307 BRL.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

•                       Condensed interim consolidated statements of income (loss) and other comprehensive income (loss) have been translated using average foreign exchange rates prevailing during the reporting periods which ranged from $1 equals C$1.3222 to C$1.3397 and $1 equals 3.7684 to 3.9684 BRL;

•                       Shareholder’s equity balances have been translated using historical average foreign exchange rates for the periods in which the transactions occurred; and

•                       Resulting exchange differences have been recorded within the foreign currency translation reserve accounts.

4)        Basis of preparation, significant accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, except as disclosed in notes 3 and 5, and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol “C$” or “CAD” mean the Canadian dollar, references to the symbol “EUR” mean the Euro and references to the symbol “R$” or “BRL” mean the Brazilian real, the official currency of Brazil.

a)                  Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. There have been no significant changes to the areas of estimation and judgment during the three and nine months ended September 30, 2020.

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company’s operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company’s operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

b)                  Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2019, except as disclosed below and in notes 3 and 5.

Revenues

Revenues include sales of vanadium products. The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties. Delivery of the vanadium product is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

Under the terms of the Company’s vanadium sales agreement that expired on April 30, 2020, vanadium prices were provisionally set at the time revenue was recognized based upon market commodity prices. Revenue, and a trade receivable, was recognized at the time of shipment, which is when control of the vanadium product passed to the customer and the Company’s performance obligation was satisfied. Revenue was measured using market prices on the date of transfer of control of the vanadium product. Changes in the measurement

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

of the trade receivable, which was re-measured once the date that final selling prices were determined had been set by the Company’s former off-take partner, were also recognized as a component of revenues in the period in which the final price was determined. Variations occured between the price recorded on the date of revenue recognition and the actual final price under the terms of the contract due to changes in market prices.

Deferred revenue

Deferred revenue is recognized in the consolidated statements of financial position when a cash prepayment is received from a customer prior to the sale of vanadium. Revenue is subsequently recognized in the consolidated statements of income (loss) and comprehensive income (loss) when control has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

5)        Change in presentation currency

The impact of the change in presentation currency (see note 3) on the unaudited condensed interim consolidated financial statements is as follows:

Condensed interim consolidated statement of financial position — as at January 1, 2019

	Previously reported in CAD		Restated USD
Assets
Total Current Assets	C$	286,491	$210,347
Total Non-current Assets		266,334	195,548
Total Assets		552,825	405,895

Liabilities
Total Current Liabilities	C$	151,233	$110,977
Total Non-current Liabilities		8,865	6,509
Total Liabilities		160,098	117,486

Equity
Issued capital	C$	415,259	$378,859
Equity reserves		25,853	26,308
Accumulated other comprehensive loss		(18,904)	(63,634)
Deficit		(29,481)	(53,124)
Total Equity		392,727	288,409
Total Liabilities and Equity	C$	552,825	$405,895

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed interim consolidated statement of financial position — as at December 31, 2019

	Previously reported in CAD		Restated USD
Assets
Total Current Assets	C$	203,992	$156,596
Total Non-current Assets		262,126	201,065
Total Assets		466,118	357,661

Liabilities
Total Current Liabilities	C$	101,979	$78,216
Total Non-current Liabilities		9,572	7,342
Total Liabilities		111,551	85,558

Equity
Issued capital	C$	437,937	$396,026
Equity reserves		19,447	21,448
Accumulated other comprehensive loss		(38,744)	(66,501)
Deficit		(64,073)	(78,870)
Total Equity		354,567	272,103
Total Liabilities and Equity	C$	466,118	$357,661

Condensed interim consolidated statement of income (loss) and comprehensive income (loss) — three and nine month periods ended September 30, 2019

	Previously reported in CAD				Restated USD
	Three months		Nine months		Three months	Nine months
Revenues	C$	32,118	C$	105,894	$24,131	$79,299
Other gains (losses)		750		750	567	567
		32,868		106,644	24,698	79,866

Operating costs		(31,506)		(93,861)	(23,673)	(70,271)
Professional, consulting and management fees		(4,236)		(9,701)	(3,188)	(7,276)
Foreign exchange loss		(4,739)		(8,976)	(3,274)	(6,189)
Other general and administrative expenses		(865)		(3,108)	(375)	(2,308)
Share-based payments		(1,740)		(4,009)	(1,316)	(3,018)
Finance costs		(58)		(18,238)	(44)	(13,653)
Interest income		1,254		5,490	947	4,106
Exploration and evaluation costs		(828)		(2,956)	(627)	(2,225)
		(42,718)		(135,359)	(31,550)	(100,834)
Net income (loss) before tax	C$	(9,850)	C$	(28,715)	$(6,852)	$(20,968)
Income tax recovery (expense)		1,022		46	724	(8)
Deferred income tax recovery (expense)		238		(2,590)	179	(1,690)
Net income (loss)	C$	(8,590)	C$	(31,259)	$(5,949)	$(22,666)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Previously reported in CAD				Restated USD
	Three months		Nine months		Three months	Nine months
Other comprehensive income (loss)
Unrealized gain (loss) on foreign currency translation	(14,035)		(24,056)		(15,477)	(11,304)
Comprehensive income (loss)	C$	(22,625)	C$	(55,315)	$(21,426)	$(33,970)

Condensed interim consolidated statement of cash flows — three and nine month periods ended September 30, 2019

	Previously reported in CAD				Restated USD
	Three months		Nine months		Three months	Nine months
Net cash provided by operating activities	C$	11,662	C$	128,837	$6,376	$95,247
Net cash (used in) financing activities	(28,137)		(127,432)		(21,510)	(94,560)
Net cash (used in) investing activities	(15,743)		(42,914)		(11,896)	(32,251)
Effect of foreign exchange on cash	(3,245)		(9,864)		(1,719)	(3,050)
Net change in cash	(35,463)		(51,373)		(28,749)	(34,614)
Cash position – beginning of the period	190,278		206,188		145,523	151,388
Cash position – end of the period	C$	154,815	C$	154,815	$116,774	$116,774

6)        Amounts receivable

	September 30, 2020	December 31, 2019
Trade receivables	$8,281	$—
Current taxes recoverable – Brazil	5,447	5,920
Current taxes recoverable – Other	51	41
Other receivables	45	189
Total	$13,824	$6,150

At September 30, 2020, the Company’s trade receivable with its former off-take partner (note 19) was in a liability position of $93 and was classified as trade payables (refer to notes 11 and 20(a)) (December 31, 2019 — trade payables of $67,325).

7)        Inventory

	September 30, 2020	December 31, 2019
Finished products	$26,355	$5,637
Work-in-process	1,305	2,018
Stockpiles	423	1,413
Warehouse materials	7,787	8,913
Total	$35,870	$17,981

During the three months ended September 30, 2020, the Company recognized a net realizable value write-down of $2 for warehouse materials (three months ended September 30, 2019 — $nil). At September 30, 2020, the net realizable value write-down was $317 for finished products and $127 for warehouse materials (note 22) (December 31, 2019 — $nil). As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and mill costs or product acquisition costs as appropriate (note 22).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8)        Vanadium products

The Company’s off-take agreement with its former off-take partner expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company’s vanadium products are accounted for as finished products inventory (note 7) effective from May 1, 2020. An assessment of net realizable value was performed on the transfer into inventory at May 1, 2020 that resulted in a write-down of $649.

Prior to this, vanadium products were measured at fair value based on Level 2 fair value inputs. During the three and nine months ended September 30, 2020, the Company recognized other gains (losses) of $nil and $1,636, respectively (three and nine months ended September 30, 2019 — $567 and $567), relating to realized and unrealized gains and losses on the purchases and sales of vanadium products.

9)        Mine properties, plant and equipment

At September 30, 2020 and December 31, 2019, the Company’s economic interest in the Maracás Menchen Mine totalled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral (“CBPM”) owned by the state of Bahia. CBPM retains a 3% net smelter royalty (“NSR”) in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company’s mine properties, plant and equipment at September 30, 2020 by geographic location is: Brazil - $119,756 (December 31, 2019 — $170,243); Canada — $18,123 (December 31, 2019 — $20,251).

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
COST
Balance at December 31, 2018	$887	$349	$94,067	$169,882	$5,043	$270,228
Additions	234	—	8,475	6,282	26,597	41,588
Tax credits	—	—	—	(2,678)	—	(2,678)
Disposals	(98)	—	—	(2,686)	—	(2,784)
Reclassifications	—	—	—	21,319	(21,319)	—
Effects of changes in foreign exchange rates	(43)	(13)	(1,682)	(6,258)	(1,225)	(9,221)
Balance at December 31, 2019	$980	$336	$100,860	$185,861	$9,096	$297,133
Additions	117	—	7,742	1,905	3,551	13,315
Reclassifications	—	—	—	8,323	(8,323)	—
Effects of changes in foreign exchange rates	(238)	(96)	(23,639)	(54,941)	(1,089)	(80,003)
Balance at September 30, 2020	$859	$240	$84,963	$141,148	$3,235	$230,445

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$527	$349	$19,093	$68,574	$—	$88,543
Depreciation	102	—	6,400	17,119	—	23,621
Disposals	(98)	—	—	(2,686)	—	(2,784)
Effects of changes in foreign exchange rates	(8)	(13)	235	(2,955)	—	(2,741)
Balance at December 31, 2019	$523	$336	$25,728	$80,052	$—	$106,639
Depreciation	65	—	4,096	12,366	—	16,527
Effects of changes in foreign exchange rates	(125)	(96)	(6,206)	(24,173)	—	(30,600)
Balance at September 30, 2020	$463	$240	$23,618	$68,245	$—	$92,566
NET BOOK VALUE
At December 31, 2019	$457	$—	$75,132	$105,809	$9,096	$190,494
At September 30, 2020	$396	$—	$61,345	$72,903	$3,235	$137,879

10)          Leases

At September 30, 2020 and December 31, 2019, the Company did not have any right-of-use assets or lease liabilities.

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):
Expenses relating to short-term leases	$3,364	$3,149	$9,381	$9,973

Recognized in the condensed interim consolidated statement of cash flows
Total cash outflow for leases	$3,135	$2,901	$8,732	$9,175

11)          Accounts payable and accrued liabilities

	September 30, 2020	December 31, 2019
Trade payables	$93	$67,325
Accounts payable	6,647	7,720
Accrued liabilities	1,754	2,363
Accrued financial costs	543	—
Other taxes	570	333
Total	$9,607	$77,741

At September 30, 2020, the Company’s trade receivable with its former off-take partner (note 19) was in a liability position of $93 and was classified as trade payables (December 31, 2019 — trade payables of $67,325 (refer to note 20(a))).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

12)          Debt

	September 30, 2020	December 31, 2019
Total debt	$24,788	$—

			Non-cash
	December 31, 2019	Cash flows Proceeds	Foreign exchange movement	September 30, 2020
Total debt	$—	$24,788	$—	$24,788
Total liabilities from financing activities	$—	$24,788	$—	$24,788

			Non-cash
	December 31, 2018	Cash flows Repayment	Foreign exchange movement	December 31, 2019
Total debt(1)	$92,812	$(92,812)	$—	$—
Total liabilities from financing activities	$92,812	$(92,812)	$—	$—

(1)    The gross amount excludes unamortized deferred transaction costs.

Credit facilities

On March 18, 2020, the Company secured a $13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($13,000) were received on March 20, 2020. This facility is due to be repaid as a lump sum payment on March 12, 2021, together with accrued interest at a rate of 3.35% per annum.

On March 24, 2020 the Company secured a $11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($11,788) were received on March 24, 2020. This facility is due to be repaid as a lump sum payment on March 18, 2021, together with accrued interest at a rate of 6.29% per annum.

Senior secured notes

On May 22, 2018, the Company completed a private placement of $150,000 aggregate principal amount of senior secured notes due in 2021 (the “Notes”). The Notes were callable in years 2 and 3 and had an interest rate of 9.25% per annum, paid on a semi-annual basis in arrears on December 1 and June 1 each year, beginning on December 1, 2018. The terms of the Notes allowed the Company to redeem all or part of the Notes at varying redemption prices and established certain restrictive covenants.

On January 28, 2019 and February 19, 2019, the Company completed the purchase and cancellation of $59,221 and $4,490 in aggregate principal amounts of Notes outstanding. The Notes were purchased at a price equal to 105.625% per principal amount of the Notes redeemed plus accrued and unpaid interest up to January 28, 2019 and February 15, 2019, respectively. On May 3, 2019, the Company made an excess cash flow offer to purchase all of its outstanding Notes at that time of $29,101 at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date. The offer was required to be made in accordance with the terms of the Notes and following this offer, $6,736 of the Notes were repurchased and cancelled.

On June 10, 2019, the Company announced that it had elected to redeem the remaining outstanding Notes. The Notes were redeemed on July 8, 2019 at a price equal to 104.625% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date. The total amount paid was $23,606, including the principal amount of Notes outstanding of $22,365.  Following this redemption on July 8, 2019, the balance of the Notes outstanding was $nil.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13)          Issued capital

a)             Authorized

Unlimited common shares without par value.

b)             Issued

	Nine months ended September 30, 2020		Year ended December 31, 2019
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of the period	554,534	$396,026	529,126	$378,859
Exercise of warrants (note 14)	8,240	1,648	21,176	13,479
Exercise of share options (note 14)	805	626	3,248	2,062
Exercise of restricted share units (note 14)	202	465	984	1,626
Balance, end of the period	563,781	$398,765	554,534	$396,026

14)          Equity reserves

Under the Company’s incentive share compensation plan, the Company has issued options and restricted share units (“RSUs”) approximating 1.47% of its issued and outstanding capital at September 30, 2020.

	RSUs		Options				Warrants
	Number	Value	Number	Weighted average exercise price		Value	Number	Weighted average exercise price		Value	Total value
December 31, 2018	791	$326	6,958	C$	0.82	$4,030	146,202	C$	0.48	$21,952	$26,308
Share-based payments	—	1,050	—	—		—	—	—		—	1,050
Granted	1,017	1,878	370	3.04		637	—	—		—	2,515
Forfeited	(16)	(11)	—	—		—	—	—		—	(11)
Exercised	(984)	(1,626)	(3,248)	(0.52)		(793)	(37,616)	(0.64)		(4,771)	(7,190)
Expired	—	—	(933)	(2.28)		(1,154)	(484)	(0.65)		(70)	(1,224)
December 31, 2019	808	$1,617	3,147	C$	0.96	$2,720	108,102	C$	0.42	$17,111	$21,448
Share-based payments	—	303	—	—		—	—	—		—	303
Granted	1,799	293	3,828	0.67		611	—	—		—	904
Exercised	(202)	(465)	(805)	(0.70)		(209)	(2,836)	(0.65)		(351)	(1,025)
Expired	—	—	(200)	(0.46)		(47)	(1,272)	(0.65)		(159)	(206)
Forfeited	(39)	—	(54)	(0.67)		(19)	—	—		—	(19)
September 30, 2020	2,366	$1,748	5,916	C$	0.83	$3,056	103,994	C$	0.41	$16,601	$21,405

During the three and nine months ended September 30, 2020, the Company recognized a share-based payment expense related to the grant and vesting of share options and RSUs of $409 and $1,188 (three and nine months ended September 30, 2019 —  $1,316 and $3,018) for share options and RSUs granted to the Company’s directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the nine months ended September 30, 2020, 2,707 warrants were exercised resulting in proceeds to the Company of $1,297, with 129 warrants surrendered as part of cashless exercises. 5,533 shares were issued in connection with a warrant exercise in 2019. In addition, 805 share options were exercised resulting in proceeds to the Company of $417.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2019, 26,709 warrants were exercised resulting in proceeds to the Company of $8,708, with 10,907 warrants surrendered as part of cashless exercises. In addition, 3,248 share options were exercised resulting in proceeds to the Company of $1,269.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company’s traded common shares when estimating the fair value of share options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

a)             RSUs

During the nine months ended September 30, 2020, the Company granted 1,799 RSUs to officers and employees of the Company (year ended December 31, 2019 — 1,017 RSUs). These RSUs vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The value of the vested RSUs includes the Company’s expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b)             Share options

Range of prices	No. outstanding	No. exercisable	Weighted average remaining life (years)	Weighted average exercise price		Weighted average grant date share price
C$ 0.46 – 1.00	5,311	2,288	3.5	C$	0.61	C$	0.61
2.01 – 2.50	285	285	2.9	2.40		2.40
3.01 – 3.04	320	320	3.3	3.04		3.04
	5,916	2,893

The remaining weighted average contractual life of options outstanding at September 30, 2020 was 3.4 years (December 31, 2019 — 1.9 years).

During the nine months ended September 30, 2020, the Company granted 3,828 (year ended December 31, 2019 — 370) share options to its directors, officers, employees and consultants with a weighted average exercise price of C$0.67.  750 of the share options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the share options was C$0.48 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate — 0.74%, expected life in years — 5, expected volatility — 93.7%, expected dividends — 0% and expected forfeiture rate — 0%.

c)              Warrants and broker warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date	Exercise price		Expected volatility	Expected life (years)	Expected dividend yield	Risk-free Interest rate
25,502	25,502	29-Jan-16	28-Jan-21	C$	0.29	129%	5.00	0%	0.67%
63,078	63,078	2-Mar-16	2-Mar-21	C$	0.29	132%	5.00	0%	0.68%
400	400	11-Apr-17	31-Dec-20	C$	0.50	94%	3.75	0%	0.96%
3,538	3,538	1-Dec-17	1-Dec-22	C$	1.15	93%	5.00	0%	1.63%
11,476	11,476	13-Dec-17	13-Dec-22	C$	1.15	93%	5.00	0%	1.65%
103,994	103,994			C$	0.41

15)          Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 15,619 and 112,276 for the three

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 — 144,511 and 144,511).

16)          Taxes

a)             Tax (expense) recovery

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Income tax (expense) recovery	$(421)	$724	$(421)	$(8)
Deferred income tax (expense) recovery	(382)	179	(1,399)	(1,690)
Total	$(803)	$903	$(1,820)	$(1,698)

b)                 Deferred income tax balances

	September 30, 2020	December 31, 2019
Brazil
Recognized deferred tax assets:
Non-capital losses	$15,276	$21,946
Mine properties	672	828

Recognized deferred tax liabilities:
Transitional tax regime	$(6,897)	$(9,221)
Provisions	(2,908)	(2,982)
Net deferred income tax asset	$6,143	$10,571

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	September 30, 2020	December 31, 2019
Canada
Non-capital loss carry-forwards	$62,833	$68,131
Mine properties, plant and equipment	17,651	18,118
Share issue costs	3,717	5,108
Ireland
Non-capital loss carry-forwards	$2,516	$1,906
Mine properties, plant and equipment	81	91

c)                  Changes in deferred tax assets and liabilities

	Nine months ended September 30, 2020	Year ended December 31, 2019
Net deferred income tax asset, beginning of the period	$10,571	$13,863
Deferred income tax (expense)	(1,399)	(2,612)
Effect of foreign exchange	(3,029)	(680)
Net deferred income tax asset, end of the period	$6,143	$10,571

17)          Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. One of the directors, Ms. Koko Yamamoto, is a partner in an

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

accounting firm that provides services to the Company. During the three and nine months ended September 30, 2020, an amount in accounting fees of $nil and $nil (three and nine months ended September 30, 2019 — $nil and $2) was billed and paid under normal payment terms.

During the nine months ended September 30, 2020, 5,533 shares were issued to funds managed by Arias Resource Capital Management LP (the “ARC Funds”) in connection with a warrant exercise in 2019 (refer to note 14).

The remuneration of directors and other members of key management personnel during the period was as follows. Refer to note 19 for additional commitments with management.

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Short-term benefits	$321	$1,383	$1,756	$3,452
Share-based payments	359	1,216	988	2,564
Total	$680	$2,599	$2,744	$6,016

18)          Segmented disclosure

The Company has four operating segments: sales & trading, mine properties, corporate and exploration and evaluation properties (“E&E properties”). Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units, as well as being part of the Company’s sales structure.

The Company recognized revenues from customers of $27,474 and $77,733 in the three and nine months ended September 30, 2020 (three and nine months ended September 30, 2019 — $24,131 and $79,299). These revenues are related to the Company’s sales & trading and mine properties segments.

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Three months ended September 30, 2020
Revenues	$24,232	$35,965	$33,710	$—	$(66,433)	$27,474
Other gains (losses)	—	—	—	—	—	—
	24,232	35,965	33,710	—	(66,433)	27,474
Operating costs	(25,267)	(28,555)	(32,723)	—	65,568	(20,977)
Professional, consulting and management fees	(282)	(853)	(959)	—	—	(2,094)
Foreign exchange gain	12	247	298	—	—	557
Other general and administrative expenses	(58)	(390)	(195)	—	—	(643)
Share-based payments	—	—	(409)	—	—	(409)
Finance costs	(3)	(364)	(1)	—	—	(368)
Interest income	—	81	45	—	—	126
Exploration and evaluation costs	—	(312)	—	(2)	—	(314)
	(25,598)	(30,146)	(33,944)	(2)	65,568	(24,122)
Net income (loss) before tax	(1,366)	5,819	(234)	(2)	(865)	3,352
Income tax expense	—	(421)	—	—	—	(421)
Deferred income tax expense	—	(382)	—	—	—	(382)
Net income (loss)	$(1,366)	$5,016	$(234)	$(2)	$(865)	$2,549

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
At September 30, 2020
Total non-current assets	$8	$125,898	$18,116	$—	$—	$144,022
Total assets	$53,491	$195,465	$94,426	$9	$(71,292)	$272,099
Total liabilities	$48,953	$39,305	$27,066	$—	$(66,061)	$49,263

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Three months ended September 30, 2019
Revenues	$—	$24,131	$—	$—	$—	$24,131
Other gains (losses)	—	—	567	—	—	567
	—	24,131	567	—	—	24,698
Operating costs	—	(23,673)	—	—	—	(23,673)
Professional, consulting and management fees	—	(1,321)	(1,867)	—	—	(3,188)
Foreign exchange (loss) gain	—	(5,168)	1,894	—	—	(3,274)
Other general and administrative expenses	—	(111)	(264)	—	—	(375)
Share-based payments	—	—	(1,316)	—	—	(1,316)
Finance costs	—	(31)	(13)	—	—	(44)
Interest income	—	423	524	—	—	947
Exploration and evaluation costs	—	(499)	—	(128)	—	(627)
	—	(30,380)	(1,042)	(128)	—	(31,550)
Net income (loss) before tax	—	(6,249)	(475)	(128)	—	(6,852)
Income tax recovery	—	724	—	—	—	724
Deferred income tax recovery	—	179	—	—	—	179
Net income (loss)	$—	$(5,346)	$(475)	$(128)	$—	$(5,949)
At December 31, 2019
Total non-current assets	$—	$180,813	$20,252	$—	$—	$201,065
Total assets	$—	$239,402	$118,202	$57	$—	$357,661
Total liabilities	$—	$84,634	$924	$—	$—	$85,558

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Nine months ended September 30, 2020
Revenues	$26,679	$95,990	$46,107	$—	$(91,043)	$77,733
Other gains (losses)	1,636	—	—	—	—	1,636
	28,315	95,990	46,107	—	(91,043)	79,369
Operating costs	(30,645)	(67,865)	(44,936)	—	86,660	(56,786)
Professional, consulting and management fees	(798)	(2,123)	(2,105)	—	—	(5,026)
Foreign exchange gain (loss)	17	(17,769)	6,116	—	—	(11,636)
Other general and administrative expenses	(399)	(1,155)	(748)	—	—	(2,302)
Share-based payments	—	—	(1,188)	—	—	(1,188)
Finance costs	(10)	(955)	(5)	—	—	(970)
Interest income	—	572	510	—	—	1,082
Exploration and evaluation costs	—	(781)	—	(62)	—	(843)
	(31,835)	(90,076)	(42,356)	(62)	86,660	(77,669)
Net income (loss) before tax	(3,520)	5,914	3,751	(62)	(4,383)	1,700
Income tax expense	—	(421)	—	—	—	(421)
Deferred income tax expense	—	(1,399)	—	—	—	(1,399)
Net income (loss)	$(3,520)	$4,094	$3,751	$(62)	$(4,383)	$(120)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Sales & trading	Mine properties	Corporate	E&E properties	Inter-segment transactions	Total
Nine months ended September 30, 2019
Revenues	$—	$79,299	$—	$—	$—	$79,299
Other gains (losses)	—	—	567	—	—	567
	—	79,299	567	—	—	79,866
Operating costs	—	(70,271)	—	—	—	(70,271)
Professional, consulting and management fees	—	(3,468)	(3,808)	—	—	(7,276)
Foreign exchange loss	—	(4,320)	(1,869)	—	—	(6,189)
Other general and administrative expenses	—	(602)	(1,706)	—	—	(2,308)
Share-based payments	—	—	(3,018)	—	—	(3,018)
Finance costs	—	(177)	(13,476)	—	—	(13,653)
Interest income	—	2,926	1,180	—	—	4,106
Exploration and evaluation costs	—	(1,934)	—	(291)	—	(2,225)
	—	(77,846)	(22,697)	(291)	—	(100,834)
Net income (loss) before tax	—	1,453	(22,130)	(291)	—	(20,968)
Income tax expense	—	(8)	—	—	—	(8)
Deferred income tax expense	—	(1,690)	—	—	—	(1,690)
Net income (loss)	$—	$(245)	$(22,130)	$(291)	$—	$(22,666)

19)          Commitments and contingencies

At September 30, 2020, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,339 and all payable within one year. These contracts also require that additional payments of up to approximately $3,508 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production under an off-take agreement which, following the election by the Company, expired at the end of April 2020. The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company’s various vanadium products. A significant proportion of the Company’s monthly vanadium production after April 2020 has been committed, with deliveries beginning in June 2020.

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between October 31, 2020 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $601, including $240 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $13, all due within one year.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At the Company’s Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of September 30, 2020 of $9,911.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At September 30, 2020 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($1,755), with a counterclaim filed by Vanádio for R$10,700 ($1,897). A provision of R$1,281 ($227) has been recognized at September 30, 2020 for the probable loss (December 31, 2019 — R$1,324 ($328)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($691) (December 31, 2019 — R$3,900 ($968)) has been claimed against two of the Company’s subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2019 for such proceedings in an amount of R$3,468 ($860). At September 30, 2020, the provision recognized was R$3,320 ($589). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company’s financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

20)          Financial instruments

Financial assets and financial liabilities at September 30, 2020 and December 31, 2019 were as follows:

	September 30, 2020	December 31, 2019
Cash	$74,895	$127,499
Restricted cash	—	76
Amounts receivable	8,326	189
Accounts payable and accrued liabilities	9,607	77,741
Debt	24,788	—

Refer to the liquidity risk discussion below regarding liabilities.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a)             Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•             Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•             Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•             Level 3 inputs are unobservable inputs for the asset or liability.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At September 30, 2020 and December 31, 2019, trade receivables are classified as financial assets at fair value through profit or loss and are measured at fair value. The valuation of trade receivables is classified within Level 2 of the fair value hierarchy as it is measured using observable vanadium market transaction data as reported by a recognized provider of global metal prices. The valuation of trade receivables with the Company’s former off-take partner (note 19) at September 30, 2020 and December 31, 2019 resulted in a liability position. Accordingly, this balance has been classified as trade payables (refer to note 11) at September 30, 2020 and December 31, 2019.

The carrying amounts for cash, restricted cash, other amounts receivable, accounts payable and accrued liabilities (excluding trade payables) and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2019. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b)             Credit risk

The Company’s credit risk is primarily attributable to cash, restricted cash and amounts receivable. The Company minimizes its credit risk with respect to cash and restricted cash by leaving its funds on deposit with the highest rated banks in Canada and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Management believes that the credit risk related to these receivables is remote due the credit quality of the customers and the Company’s credit insurance policies. For customers not covered by the Company’s credit insurance policies, the Company requires letters of credit or up-front payment before delivery occurs.

c)              Liquidity risk

The following table details the Company’s expected remaining contractual cash flow requirements at September 30, 2020 for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 11)	$9,607	$—	$—	$—
Debt (note 12)	24,788	—	—	—
	$34,395	$—	$—	$—

The Company’s principal sources of liquidity are its cash flow from operating activities and cash of $74,895 (December 31, 2019 — $127,499). In response to the vanadium price decreases throughout 2019, the Company adopted certain measures to manage its liquidity risk including repaying its Notes during the year ended December 31, 2019 and obtaining the credit facilities in 2020 (note 12). Despite these measures, and in conjunction with the current vanadium price environment, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due.

d)             Market risk

Interest rate risk

The Company’s exposure to a rise in interest rates is limited to that portion of its total debt that is subject to floating interest rates. At September 30, 2020, the Company’s debt is subject to fixed interest rates and the Company does not have any exposure to floating interest rates.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency risk

At September 30, 2020, the Company’s outstanding debt is 100% denominated in U.S. dollars (December 31, 2019 — no outstanding debt facilities).

The impact of fluctuations in foreign currency on cash balances and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At September 30, 2020 the Company’s U.S. dollar functional currency entities had cash denominated in Canadian dollars and Euros and the Company’s Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the value of these cash balances at September 30, 2020 by approximately $762. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $323.

Price risk

The Company’s only financial instrument that was susceptible to price risk is its trade receivables /  payables with its former off-take partner, which could vary with the market price of vanadium for products sold that have not yet had the final selling price determined in accordance with the off-take agreement in force at the time of sale. At September 30, 2020 all amounts had the final selling price determined.

21)          Revenues

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Vanadium sales from contracts with customers	$27,734	$39,465	$78,754	$171,947
Re-measurement of trade receivables / payables	(260)	(15,334)	(1,021)	(92,648)
Total	$27,474	$24,131	$77,733	$79,299

22)          Expenses

	Three months ended		Nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Operating costs:
Direct mine and production costs	$11,354	$16,691	$31,028	$48,058
Royalties	1,552	1,381	5,149	4,451
Product acquisition costs	3,877	—	7,180	—
Distribution costs	928	—	1,240	—
Inventory write-down	2	—	444	—
Depreciation and amortization	3,264	5,601	11,745	17,762
	$20,977	$23,673	$56,786	$70,271
.Finance costs:
Interest expense	$336	$10	$866	$6,790
Accretion	32	34	104	6,863
	$368	$44	$970	$13,653